October 24, 2024

Mallika Sinha
Chief Financial Officer
Goldman Sachs Real Estate Finance Trust Inc
200 West Street
New York, New York 10282

       Re: Goldman Sachs Real Estate Finance Trust Inc
           Registration Statement on Form 10
           Filed July 16, 2024
           File No. 000-56667
Dear Mallika Sinha:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Robert Bergdolt, Esq.